FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               PAGE 1 OF 4 PAGES


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                                December, 2002



                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC




This Form 6-K consists of:

          A press release of Huaneng Power International Inc. on December 9, 2002, in English about its power plant's tariff adjustment.



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                                   SIGNATURE


   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-
                      signed, thereunto duly authorized.

                       HUANENG POWER INTERNATIONAL, INC.

                             By /s/ Wang Xiaosong
                               -------------------


                              Name:Wang Xiaosong
                              Title:Vice Chairman


                            Date: December 10, 2002




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                              [GRAPHIC OMITTED]


To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
              Announces Tariff Adjustment for Fuzhou Power Plant


(Beijing, China, December 9, 2002) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced the tariff adjustment for Huaneng Fuzhou Power Plant ("Fuzhou Power Plant").

In accordance with the document of the State Development and Planning Committee, Fujian Province has recently carried out on-grid tariff adjustments for power plants in the province. As a result, the on-grid tariff for the Company's Fuzhou Power Plant was adjusted from RMB378.2 per MWh (including
VAT) to RMB365 per MWh (including VAT) effective on December 1, 2002.

The current generation capacity for Fuzhou Power Plant is 1,400MW, representing 10.08% of the Company's total generation capacity. The Company will further reinforce the operating management as well as the safety and stability of the power plant and will strengthen cost controls to offset part of the impact of the tariff adjustment.

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide. With total net generation capacity of 13,895MW, the Company is the largest independent power producer in China.

                                    ~ End ~


For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin                     Ms. Christy Lai / Ms. Edith Lui
Huaneng Power International, Inc.                Rikes Communications Limited
Tel:  (8610) 6649 1856 / 1866                    Tel:  (852) 2520 2201
Fax:  (8610) 6649 1860                           Fax:(852) 2520 2241
Email: ir@hpi.com.cn



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                                               December 10, 2002



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                           Re:    Huaneng Power International, Inc.
                                  ---------------------------------

Dear Sir or Madam:

         In accordance with Rule 13a-16 of the Securities and Exchange Act of 1934, we furnish, on behalf of Huaneng Power International, Inc., eight copies of Form 6-K, one of which is manually signed.

         Please acknowledge receipt of the enclosures by date stamping the attached copy of this letter and returning it to our messenger who has been instructed to wait.

                                            Very truly yours,



                                            Qian Zhao


Enclosures

cc:  New York Stock Exchange, Inc.